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                                                                           EXHIBIT 12(B)

                          PUBLIC SERVICE ELECTRIC AND GAS COMPANY

                   COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
                    PLUS PREFERRED SECURITIES DIVIDEND REQUIREMENTS
                                                                                                       12 Months
                                                          YEARS ENDED DECEMBER 31,                       Ended
                                       --------------------------------------------------------------    June 30,
                                          1991         1992         1993        1994         1995        1996
                                       ----------   ----------   ----------  ----------    ----------  ----------
                                                                   (THOUSANDS OF DOLLARS)
Earnings as Defined in Regulation
S-K:

Net Income .........................      545,479      475,936      614,868     659,406       616,964     591,185
Federal Income Taxes (A) ...........      261,912      223,782      307,414     301,447       325,737     312,888
Fixed Charges ......................      367,828      411,493      401,046     408,045       418,825     435,886
Earnings ...........................    1,175,219    1,111,211    1,323,328   1,368,898     1,361,526   1,339,959
                                       ----------   ----------   ----------  ----------    ----------  ----------

Fixed Charges as Defined in
Regulation S-K (B):

Total Interest Expense (C) .........      358,517      401,902      389,956     395,925       406,869     406,033
Interest Factor in Rentals .........        9,311        9,591       11,090      12,120        11,956      11,790
Subsidiaries' Preferred Stock
  Dividend Requirements ............        --           --           --          --            --         18,063
Preferred Stock Dividends ..........       29,012       31,907       38,114      42,147        49,426      31,389
Adjustment to preferred and preference
  stock dividends tp state on a
  pre-income tax basis .............       13,691       14,768       18,843      18,763        23,428      16,564
                                       ----------   ----------   ----------  ----------    ----------  ----------
          Total Fixed Charges ......      410,531      458,168      458,003     468,955       491,679     483,839
                                       ==========   ==========   ==========  ==========    ==========  ==========
Ratio of Earnings to Fixed
  Charges ..........................         2.86         2.43         2.89        2.92          2.77        2.77
                                             ====         ====         ====        ====          ====        ====


(A)  Includes state income taxes and federal income taxes for other income.

(B)  Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense, (c) an estimate of interest implicit in rentals, and (d) preferred securities dividend requirements of Subsidiaries, increased to reflect the pre-tax earnings requirement for Public Service
     Electric and Gas Company.

(C)  Excludes 1991 and 1992 interest expense on decommissioning costs of $6,956 and $5,208, respectively.
     Effective January 1, 1992, accounting was changed to follow Federal Energy Regulatory Commission guidelines.


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